UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For  the month of          July             , 20     21          . Commission File Number     001-39152

FSD PHARMA INC.

(Translation of registrant’s name into English)

First Canadian Place, 100 King Street West, Suite 3400, Toronto, ON M5X 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit 99.1 to this Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (Commission File No. 333-236780).

EXPLANATORY NOTE

This Form 6-K is being filed solely to incorporate by reference Exhibit 99.1 to this Form 6-K into the registrant’s Registration Statement on Form F-10 (Commission File No. 333-236780).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date July 27, 2021	By	/s/ Nathan Coyle
(Signature) *
Nathan Coyle, Chief Financial Officer

__________________

* Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	News Release dated July 27, 2021